October 9, 2019

Christopher J. Baldwin
Chairman and Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, MA 01581

       Re: BJ's Wholesale Club Holdings, Inc.
           Form 10-K for the Year Ended February 2, 2019
           Filed March 25, 2019
           File No. 001-38559

Dear Mr. Baldwin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services